Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Corporation”), pursuant to the provisions of  Law 6.404 of December 15, 1976 (“Corporate Law”) and the applicable regulations of the Brazilian Securities and Exchange Commission (“CVM”), notifies its shareholders and the market in general that it has today announced changes in the Executive Committee of Itaú Unibanco S.A. (“Itaú Unibanco”).

Marco Bonomi remains as vice president of the Retail Bank, adding to his duties those relating to micro and small companies. José Roberto Haym, responsible for middle market companies, will now become a member of the executive committee for the Wholesale Bank, reporting to Candido Bracher.

The areas of Insurance, Vehicles and Real Estate will now come under the leadership of Marcio Schettini, who will continue responsible for the Cards and Redecard area.

Caio Ibrahim David, responsible for finances and Claudia Politanski, responsible for the legal area, are promoted to the position of vice president, becoming members of the Executive Committee of Itaú Unibanco.

Eduardo Vassimon, recently announced as vice president responsible for the risks area, will also assume internal controls.

Marcos Lisboa has been invited to return to academia and will exercise his functions at Itaú Unibanco until March 15.

In the light of these changes, Itaú Unibanco’s Executive Committee will now be made up of Roberto Setubal, Marco Bonomi, Marcio Schettini, Zeca Rudge, Alexandre de Barros, Alfredo Setubal, Ricardo Marino, Eduardo Vassimon, Claudia Politanski and Caio Ibrahim David.

Changes were also announced to be proposed by the Board of Directors to the Corporation’s Annual General Meeting of Shareholders to be held on April 19. The age limit for the position of  president of the Corporation is now 62. Roberto Setubal is to remain as Chief Executive Officer of Itaú Unibanco until he reaches the age of 60, and for the two following years, exclusively in the position of president of the Corporation, a publicly held company controlling all the companies  in the conglomerate.

We believe that these changes signal a new phase of the organization and will strengthen the Executive Committee, making a major contribution to delivering on the Itaú Unibanco’s ambitious plans.

São Paulo (SP), February 21, 2013
ALFREDO EGYDIO SETUBAL
Investor Relations Officer